Exhibit 12.01
HARTFORD LIFE INSURANCE COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six months
	Ended
	June 30,	For the years ended December 31,
(In millions) (Unaudited)	2008	2007	2006	2005	2004	2003

Earnings	$(602)	$908	$834	$1,116	$1.012	$794
Add:
Fixed charges
Interest expense	––	––	––	––	––	––
Interest factor attributable to rentals	––	2	4	5	6	6

Total fixed charges	––	2	4	5	6	6

Interest credited to contractholders	885	1,924	1,706	1,679	1,658	1,055

Total fixed charges including interest credited to contractholders	885	1,926	1,710	1,684	1,664	1,061

Earnings, as defined	(602)	910	838	1,121	1,018	800

Earnings, as defined, excluding interest credited to contractholders	284	2,834	2,544	2,800	2,676	1,855

Ratios

Earnings, as defined, to total fixed charges [1]	NM	455.0	209.5	224.2	169.7	133.3

Earnings, as defined, excluding interest credited to contractholders, to total fixed charges including interest credited to contractholders [2]	0.3	1.5	1.5	1.7	1.6	1.7

Deficiency of earnings to fixed charges [3]	602	––	––	––	––	––

Deficiency of earnings, as defined, excluding interest credited to contractholders to total dividend charges including interest credited to contractholders [3]	602	––	––	––	––	––

[1]	NM: Not Meaningful

[2]	This secondary ratio is disclosed for the convenience of policyholders invested in the Company’s general account and Consumer Note holders.

[3]	Represents additional earnings that would be necessary to result in a one to one ratio of the applicable earnings to fixed charges ratio. This amount includes the after-tax charge of $311 related to the adoption of SFAS 157 as well as significant impairment losses and losses on the GMIB and GMAB reinsurance derivatives during the first quarter of 2008.

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